On June 15, 2007, a Special Meeting of Shareholders was held to approve the merger of Western Asset Municipal
Partners II Inc. (?MPT?) with and into Western Asset
Municipal Partners Inc. (?MNP?). The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the matter voted on at the Special Meeting of Shareholders.

Approval of Merger



Item Voted On           Common and        Common  and
Common and        Broker   				Preferred
Shares   Preferred Shares    Preferred Shares   Non-Votes
                          	Voted For	      Voted Against
	Abstaining

Merger			3,394,679	 	44,481		27,358
		-